



05038066

)MMISSION
19

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53496

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____January 1, 2004_____ AND ENDING____December 31, 2004____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PFM Fund Distributors, Inc. (f/k/a PFMAM, Inc.)

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

One Keystone Plaza, Suite 300, North Front & Market Streets

(No. and Street)

Harrisburg   Pennsylvania   17101

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Debra J. Goodnight   (717) 231-6200

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kreischer Miller

(Name – *if individual, state last, first, middle name*)

200 Gibraltar Road   Horsham   Pennsylvania   19044

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 3 2005

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, __Debra J. Goodnight__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __PFM Fund Distributors, Inc.__ , as of ___December 31__, 20_04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

Financial and Operations Principal
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PFM FUND DISTRIBUTORS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF PFM ASSET MANAGEMENT LLC)

Financial Statements and
Supplementary Information

December 31, 2004

PFM FUND DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of PFM Asset Management LLC)
December 31, 2004

CONTENTS



Independent Auditors' Report

The Board of Directors
PFM Fund Distributors, Inc.
(A Wholly-Owned Subsidiary of
   PFM Asset Management LLC)
Harrisburg, Pennsylvania

We have audited the accompanying statement of financial condition of PFM Fund Distributors, Inc. (a wholly-owned subsidiary of PFM Asset Management LLC) as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of PFM Fund Distributors, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PFM Fund Distributors, Inc. (a wholly-owned subsidiary of PFM Asset Management LLC) as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kreischer Miller

Horsham, Pennsylvania
February 11, 2005

PFM FUND DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of PFM Asset Management LLC)

Statement of Financial Condition
December 31, 2004

ASSETS

Cash	$ 97,517
Due from parent, net	11,505
Prepaid expenses	26,829
Total assets	$ 135,851

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 4,500
Stockholder's equity:	
Common stock, $10 par value; 100 shares authorized, issued, and outstanding	1,000
Additional paid-in capital	129,000
Retained earnings	1,351
Total stockholder's equity	131,351
Total liabilities and stockholder's equity	$ 135,851

See accompanying notes to financial statements.

PFM FUND DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of PFM Asset Management LLC)

Statement of Operations
Year Ended December 31, 2004

Revenue:	
Marketing and distribution fee income	$ 1,269,555
Other income	133,399
Total revenue	1,402,954
Expenses:	
Salaries and other employment expenses	828,530
Employee benefits	227,167
General and administrative expenses	272,564
Registration fees and dues	44,714
Other operating expenses	29,979
Total expenses	1,402,954
Net income	$ -

See accompanying notes to financial statements.

PFM FUND DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of PFM Asset Management LLC)

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2003	$ 1,000	$ 29,000	$ 1,351	$ 31,351
Capital contribution	-	100,000	-	100,000
Balance, December 31, 2004	$ 1,000	$ 129,000	$ 1,351	$ 131,351

See accompanying notes to financial statements.

PFM FUND DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of PFM Asset Management LLC)

Statement of Cash Flows
Year Ended December 31, 2004

Cash flows from operating activities:	
Net income	$ -
Adjustments to reconcile net income to net	
cash used in operating activities:	
Increase in due from parent, net	(9,136)
Increase in prepaid expenses	(13,619)
Decrease in accounts payable	(50)
Net cash used in operating activities	(22,805)
Cash flows from financing activity:	
Capital contribution	100,000
Net increase in cash	77,195
Cash, beginning of year	20,322
Cash, end of year	$ 97,517

See accompanying notes to financial statements.

(1) Organization and Nature of Business

PFM Fund Distributors, Inc. (the Company) was formed as PFMAM, Inc. on July 16, 2001, to operate as a broker-dealer under the Securities Exchange Act of 1934. On September 10, 2004, the Company changed its legal name to PFM Fund Distributors, Inc. The Company's sole purpose is to serve as the distributor or marketing agent for local government investment pools and registered investment companies for which the Company's Parent serves as investment adviser and/or administrator and/or transfer agent. Shares in these local government investment pools and registered investment companies are offered and sold only to institutional investors, the majority of which are state and local governmental entities. The Company has no present plans to buy, sell, or trade securities.

PFM Asset Management LLC (the Parent) is the sole stockholder of the Company. To date and in the foreseeable future, the Company will be dependent on its Parent for capital infusions and administrative support.

(2) Summary of Significant Accounting Policies

Income Taxes

The Company recognizes deferred tax assets on deductible temporary differences and deferred tax liabilities on taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. As those differences reverse, they will enter into the determination of future taxable income. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Continued...

(2) Summary of Significant Accounting Policies, Continued

Revenue Recognition

The Company generally bills in arrears for marketing agent and distribution services performed. Typically, such fees are calculated as a percentage of the underlying fund's net assets and are collected by the Parent.

In addition, the Company bills the Parent for marketing activities related to the Parent's investment advisory and administrative contracts. Amounts billed to the Parent by the Company represents the excess of expenses incurred by the Company over the amount of revenues recognized by the Company in servicing such contracts, as well as its own marketing agent and distribution services contracts. In 2004, the Company billed the Parent $133,084 for activities related to the Parent's investment advisory and administrative contracts, which is included as "other income" in the accompanying financial statements.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and amounts due from the Parent. The Company principally uses a national bank to maintain its operating cash account. At certain times, the Company's balance in its bank account may be in excess of the Federal Deposit Insurance Corporation insurance limits.

The Company's sole customers are local government investment pools and registered investment companies. Services to these customers are provided under contractual arrangements. Historically, the Company has incurred no bad debts. The Company assesses the financial strength of its customers on an ongoing basis.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. As of December 31, 2004, the Company had net capital of $93,017, which was $68,017 in excess of its required net capital of $25,000. The Company's aggregate indebtedness was $4,500; the ratio of aggregate indebtedness to net capital was less than 1 to 1.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i), which relates to the maintenance of special accounts for the exclusive benefit of customers.

(4) Acquisition

On February 13, 2004, the Parent and the Company entered into an agreement to purchase certain assets and assume certain liabilities of Cadre Financial Services, Inc. (an investment advisor) and Ambac Securities, Inc. (a broker/dealer). The entire cost of the acquisition was borne by the Parent. In connection with this agreement, the Company began serving as the principal underwriter of shares of a money market fund registered under the Investment Company Act of 1940 (of which the Parent is the investment advisor, administrator and transfer agent). This new line of business caused the Company to amend its membership agreement with the NASD and increased the Company's net capital requirement under Rule 15c3-1 from $5,000 to $25,000.

SUPPLEMENTARY INFORMATION

PFM FUND DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of PFM Asset Management LLC)

**Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2004**

Net capital:

Total stockholder's equity	$131,351
Deductions from and/or changes to stockholder's equity:	
Total non-allowable assets	(38,334)
Net capital	93,017

Computation of basic net capital requirement:

Minimum net capital required	25,000
Net capital in excess of minimum requirement	$ 68,017

Net capital as reported on the Company's FOCUS report - Part IIA	$ 93,017

Computation of aggregate indebtedness:

Aggregate indebtedness	$ 4,500
Percentage of aggregate indebtedness to net capital	4.8%

Statement Pursuant to Rule 17a-5(d)(4)

Since there are no differences between the net capital computation on Part II of the Company's Form X-17A-5 and the net capital computed above, a reconciliation is not necessary.

Kreischer Miller

200 Gibraltar Road, Suite 200, Horsham, PA 19044-2378

215-441-4600 ▫ fax: 215-672-8224 ▫ www.kmco.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
PFM Fund Distributors, Inc.
(A Wholly-Owned Subsidiary of
 PFM Asset Management LLC)
Harrisburg, Pennsylvania

In planning and performing our audit of the financial statements of PFM Fund Distributors, Inc. (a wholly-owned subsidiary of PFM Asset Management LLC) (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kreischer Miller

Horsham, Pennsylvania
February 11, 2005